EXHIBIT 99.3
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[GRAPHIC OMITTED - LOGO]
AbitibiBowater



                    ABITIBI-CONSOLIDATED REPORTS Q3 RESULTS
                        (in C$, unless otherwise noted)

MONTREAL, November 6, 2007 - Abitibi-Consolidated Inc., a wholly-owned subsidiary of AbitibiBowater Inc. (NYSE, TSX: ABH), today reported third quarter 2007 net earnings of $54 million, or 12 cents a share, compared to a loss of $48 million, or 11 cents, a share in the third quarter of 2006. For the nine-month period ending September 30, 2007, the company recorded net earnings of $132 million, or 30 cents a share, compared to net earnings of $76 million, or 17 cents a share, for the same nine-month period last year.

Although not a GAAP measure, the third quarter results before the impact of specific items would have been a loss of $126 million, or 28 cents per share, compared to a loss of $54 million, or 12 cents a share, in the third quarter of 2006 (see Table 3 of MD&A).

The quarter's results included the following after-tax specific items: a gain of $168 million on translation of foreign currencies, the positive impact of a $24 million gain on the disposal of a portion of the company's timberlands located in Georgia and South Carolina, as well as a $7 million expense related to the recently completed merger with Bowater Incorporated.

In the third quarter of 2007, the company posted an operating loss of $85 million before specific items, compared to an operating profit of $10 million in the third quarter of 2006. The Newsprint, Commercial Printing Papers and Wood Products segments had operating losses of $19 million, $38 million and $28 million respectively.

Before specific items, the $95 million reduction in operating results in the third quarter of 2007 was mainly attributable to lower prices in the company's three segments, the unfavourable impact of a stronger Canadian dollar and the devaluation of finished products inventories.

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Q3 vs. Q2 2007 Summary
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o    Sales of $999 million vs. $1.06 billion ($1.18 billion in Q3 2006)
o    EBITDA of $21 million vs. $42 million ($120 million in Q3 2006)
o    U.S. newsprint prices lower by approximately US$23 per tonne
o    Newsprint costs lower by $42 per tonne
o    Demand for uncoated groundwood papers continues to improve
o Due to a year-over-year decrease of nearly 31% in U.S. housing starts, the company reduced its wood products production during the third quarter.
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"The  results  for the  quarter  are a  reflection  of the  challenging  market conditions  and impact of the  Canadian  dollar.  Our merger with  Bowater is a
first   step   in   meeting   these   challenges,"   said   John   W.   Weaver,
Abitibi-Consolidated Inc. President and Chief Executive Officer. "Now that the merger has closed, we are moving swiftly to fully integrate the company and implement our new business priorities," added Weaver.

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INVESTOR CALL
A conference call hosted by management to discuss quarterly results will be held today at 10:00 a.m. (Eastern). The call will be webcast at www.abitibibowater.com, under the "Investors" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

AbitibiBowater produces a wide range of newsprint and commercial printing papers, market pulp and wood products. It is the eighth largest publicly traded pulp and paper manufacturer in the world. Following the required divestiture agreed to with the U.S. Department of Justice, AbitibiBowater will own or operate 31 pulp and paper facilities and 35 wood products facilities located in the United States, Canada, the United Kingdom and South Korea. Marketing its products in more than 80 countries, the company is among the world's largest recyclers of newspapers and magazines, and has more third-party certified sustainable forest land than any other company in the world. The company's shares trade under the stock symbol ABH on both the New York Stock Exchange and the Toronto Stock Exchange.

CONTACTS

INVESTORS                                   MEDIA AND OTHERS
Duane Owens                                 Seth Kursman
864 282-9488                                514 394-2398
duane.owens@abitibibowater.com              seth.kursman@abitibibowater.com


FORWARD-LOOKING STATEMENTS

Statements in this news release that are not reported financial results or other historical information are "forward-looking statements" (including, within the meaning of the Private Securities Litigation Reform Act of 1995). They include, for example, statements about our ability to realize synergies from the combination of Abitibi-Consolidated Inc. and Bowater Incorporated, the anticipated timing of and the progress of integration efforts related to the combination, and our business outlook, strategies and assessment of market conditions. Forward-looking statements may be identified by the use of forward-looking terminology such as the words "expect", "will", "believe", "anticipate" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or stockholders of AbitibiBowater.

These forward-looking statements are not guarantees of future performance. They are based on management's assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, negative industry conditions and further growth in alternative media, actions of competitors, Canadian dollar exchange rates, the demand for higher margin coated and uncoated mechanical paper, and the costs of raw materials such as energy, chemicals and fiber. In addition, with respect to forward-looking statements relating to the combination of Abitibi-Consolidated and Bowater, the following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully or that the anticipated improved financial performance, product quality and product development will not be achieved; the risk that other combinations within the industry or other factors may limit our ability to improve our competitive position; the risk that the cost savings and other expected synergies from the transaction may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors are listed from time to time in AbitibiBowater's filings with the Securities and Exchange Commission and the Canadian securities regulatory authorities, including those factors contained in the company's registration statement on Form S-3 filed on October 29, 2007, under the caption "Risk
Factors." All forward-looking statements in this news release are expressly qualified by information contained in the company's filings with the Securities and Exchange Commission and the Canadian securities regulatory authorities. AbitibiBowater disclaims any obligation to update or revise these forward-looking statements.


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